

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Daniel O'Connell
Chief Executive Officer
Acumen Pharmaceuticals, Inc.
427 Park St.
Charlottesville, VA 22902

> **Re: Acumen Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2021**
> **CIK No. 0001576885**

Dear Mr. O'Connell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Team, page 3

1. We note your revised disclosure in response to prior comment 4. Please expand your disclosure to describe the nature of the support provided by each institutional investor identified in the first full paragraph on page 4. Additionally, please disclose whether you have agreements with any of the identified investors for the placement of additional securities of the company.

You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darren DeStefano